UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

HOLOGIC, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

2.00% Convertible Senior Notes due 2037

(Title of Class of Securities)

436440 AA9

(CUSIP Number of Class of Securities)

Glenn P. Muir

Executive Vice President, Finance and Administration, and Chief Financial Officer

Hologic, Inc.

35 Crosby Drive, Bedford, MA 01730

Tel: 781-999-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$409,050,000.00	$52,685.64

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Convertible Senior Notes due 2037 issued December 10, 2007 (the “Notes”), as described herein, is 100% of the original principal amount of the Notes plus any accrued but unpaid interest thereon. As of November 14, 2013, there was $405,000,000.00 aggregate principal amount of Notes outstanding and, as of the date of repurchase, there will be $4,050,000.00 of accrued and unpaid interest on the Notes, resulting in an aggregate maximum purchase price of $409,050,000.00.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $52,685.64	Filing Party: Hologic, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 14, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on November 14, 2013 (the “Original Schedule TO”) and Amendment No. 1 to the Original Schedule TO filed with the SEC on November 26, 2013 (“Amendment No. 1”, and together with this Amendment No. 2 and the Original Schedule TO, the “Schedule TO”) by Hologic, Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the right of each holder (each a “Holder”) of the Company’s 2.00% Convertible Senior Notes due 2037 issued December 10, 2007 (the “Notes”) to require the Company to repurchase the Notes upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes, the Company’s Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013, filed as an exhibit to the Original Schedule TO (the “Original Put Right Notice”), and Amendment No. 1 to the Put Right Notice, dated November 26, 2013, filed as an exhibit to Amendment No. 1 (the “Amendment to Put Right Notice” and together with the Original Put Right Notice, the “Put Right Notice”). The right of a Holder to require the Company to repurchase the Notes, as described in the Put Right Notice, is referred to as the “Put Option.”

The Notes were issued under an Indenture, dated as of December 10, 2007 (the “Base Indenture”), by and between the Company, as issuer, and Wilmington Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 10, 2007 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), by and between the Company and the Trustee.

This Amendment No. 2 includes only the items in the Schedule TO that are being amended. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. Capitalized terms used but not defined herein have the respective meanings given to such terms in the Original Put Right Notice. You should read this Amendment No. 2 together with Amendment No. 1, the Original Schedule TO and the exhibits thereto and hereto.

This Amendment No. 2 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 12:00 midnight, New York City time, on Thursday, December 12, 2013 (the “Expiration Date”). Based on final information provided to the Company by the Trustee, Notes in an aggregate principal amount of $63,337,000.00 were validly surrendered for repurchase and not withdrawn prior to the Expiration Date. The Company has accepted all of the tendered Notes pursuant to the terms of the Put Option. The consideration for the Notes accepted for repurchase will be paid by the Company to Wilmington Trust Company, as paying agent, which will allocate such funds to the Holders entitled thereto. The total consideration payable by the Company is $63,970,370.00.

All of the Notes not tendered in connection with the Put Option, consisting of $341,663,000.00 aggregate principal amount of Notes, will be redeemed by the Company on December 18, 2013 (the “Redemption Date”) pursuant to the terms of the Indenture, the Notes and the Company’s Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013. Following the Redemption Date, no Notes will remain outstanding.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013, including form of Optional Put Repurchase Notice (previously filed with the Original Schedule TO on November 14, 2013).

(a)(1)(B)	IRS Form W-9 (previously filed with the Original Schedule TO on November 14, 2013).

(a)(1)(C)	Amendment No. 1 to the Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 26, 2013 (previously filed with Amendment No. 1 on November 26, 2013).

(a)(5)	Press Release issued by the Company on November 14, 2013 (previously filed with the Original Schedule TO on November 14, 2013).

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(2)	First Supplemental Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(3)	Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013 (previously filed with the Original Schedule TO on November 14, 2013).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Executive Vice President, Finance and Administration, and Chief Financial Officer

Date:	December 13, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013, including form of Optional Put Repurchase Notice (previously filed with the Original Schedule TO on November 14, 2013).

(a)(1)(B)	IRS Form W-9 (previously filed with the Original Schedule TO on November 14, 2013).

(a)(1)(C)	Amendment No. 1 to the Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 26, 2013 (previously filed with Amendment No. 1 on November 26, 2013).

(a)(5)	Press Release issued by the Company on November 14, 2013 (previously filed with the Original Schedule TO on November 14, 2013).

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(2)	First Supplemental Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(3)	Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013 (previously filed with the Original Schedule TO on November 14, 2013).

(g)	Not applicable.

(h)	Not applicable.

5